Exhibit (h)(6)

April 30, 2012

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re:   Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will reduce its management fee and if necessary, bear certain expenses of the Loomis Sayles Absolute Strategies Fund and the Loomis Sayles Multi-Asset Real Return Fund (the “Funds”), including expenses attributable to the Loomis Sayles Multi-Asset Real Return Fund’s use of the Loomis Sayles Multi-Asset Real Return Cayman Fund Ltd. for the purpose of commodity investing, through April 30, 2013, to the extent that the total annual fund operating expenses of each class of the Funds, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
May 1, 2012 through April 30, 2013:

Loomis Sayles Multi-Asset Real Return Fund[1]	1.35% for Class A shares
2.10% for Class C shares
1.10% for Class Y shares

Loomis Sayles Absolute Strategies Fund[1]	1.30% for Class A shares
2.05% for Class C shares
1.05% for Class Y shares

[1]	The expense caps above account for management fees payable to Natixis Advisors. Loomis Sayles and Natixis Advisors have agreed to equally bear the waiver.

With respect to the Funds, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover, on a class-by-class basis, management fees reduced and/or any expenses it has borne subsequent to the effective date of this Letter Agreement in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that Loomis Sayles is not entitled to recover any such reduced

Exhibit (h)(6)

fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for each Fund agree to bear some portion of that Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Kevin P. Charleston

Name:	Kevin P. Charleston

Title:	Chief Financial Officer